

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which Intrepid Partners, LLC (the Company) stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(i) (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception;

2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to receiving transaction-based compensation for identifying merger and acquisition opportunities for clients in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to receiving transaction-based compensation for identifying merger and acquisition opportunities for clients in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

RSM US LLP

New York, New York
March 1, 2021

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Exemption Report

Intrepid Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i);

(2) The Company met the identified exemption in 17 C.F.R. §240.15c3-3 (k) throughout the year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to 1) merger and acquisition and other financial advisory services 2) private placement of securities in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Intrepid Partners, LLC

I, Christopher Winchenbaugh, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President and Chief Operating Officer

March 1, 2021